Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2016

Monaco, August 4, 2016, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2016.

Highlights

•	Post quarter-end, successfully chartered the last newbuilding on order without a long-term charter contract to Total Gas & Power Chartering Limited (“Total”) for a period of seven years, commencing in 2018, at attractive rates.

•	Delivery of the GasLog Glasgow on June 30, 2016 and the commencement of its ten-year charter to a subsidiary of BG Group plc. (“BG Group”), now owned by Royal Dutch Shell plc (“Shell”).

•	Post quarter-end, executed debt refinancing of $1.05 billion with a number of international banks, extending the maturity of six existing credit facilities to 2021.

•	Issued NOK 750 million (equivalent to $90.2 million) of new senior unsecured bonds maturing in May 2021 in the Norwegian bond market refinancing NOK 588 million of existing bonds maturing in June 2018.

•	Post quarter-end, GasLog Partners LP (“GasLog Partners” or the “Partnership”) launched a public offering of 2,750,000 common units raising gross proceeds of $53.6 million.

•	Revenues of $114.5 million (Q2 2015: $104.4 million), Profit of $3.3 million (Q2 2015: $16.7 million) and Loss per share of $0.13(1) (Q2 2015: Earnings per share of $0.07), for the quarter ended June 30, 2016.

•	Adjusted Profit(2) of $12.9 million (Q2 2015: $10.9 million), EBITDA(2) of $73.2 million (Q2 2015: $66.5 million), Adjusted EBITDA(2) of $73.7 million (Q2 2015: $64.5 million) and Adjusted Loss per share(2) of $0.01(1) (Q2 2015: $0.00) for the quarter ended June 30, 2016.

•	Quarterly dividend of $0.14 per common share payable on August 25, 2016.

(1)	EPS and Adjusted EPS are negatively affected by the profit attributable to the non-controlling interest of $11.2 million and the dividend on preferred stock of $2.5 million for the quarter ended June 30, 2016 ($8.5 million and $2.3 million, respectively, for the quarter ended June 30, 2015).

(2)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings/Loss per share (“EPS”) are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “At the end of the quarter, we took delivery of the GasLog Glasgow. This vessel has a ten-year contract with a subsidiary of Shell and is one of eight vessels with multi-year contracts being delivered between 2016 and 2019. Post quarter-end, we were very pleased to announce the fixture of Hull 2801, GasLog’s only remaining open newbuild, to a subsidiary of Total for a minimum of seven years, which meets our objective of broadening GasLog’s long-term customer base.

The Total charter rate is consistent with long-term industry averages, demonstrating the resilience of long-term charter rates compared to the volatility of the short-term market. Once all eight newbuilds are operating under their long-term charters, they will deliver over $180 million of annualized in-built EBITDA(3). Following the Total fixture, GasLog now has 13 vessels with long-term charters that are eligible to be dropped down into GasLog Partners.

Whilst the short-term LNG shipping market remains challenging, in recent weeks we have seen increased utilization and improved charter terms such as round-trip economics. With less available tonnage, charterers at times have had to pay increased rates to secure vessels.”

(3)	EBITDA, which represents earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization, is a non-GAAP financial measure. Please refer to Exhibit II at the end of this press release for guidance on the underlying assumptions used to derive EBITDA.

Dividend Declaration

On May 5, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 1, 2016 to holders of record as of June 30, 2016. GasLog paid the declared dividend to the transfer agent on June 28, 2016.

On August 3, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on August 25, 2016 to shareholders of record as of August 15, 2016.

Bond Issuance

On June 27, 2016, GasLog completed the issuance of NOK 750 million (equivalent to $90.2 million) of new senior unsecured bonds in the Norwegian bond market. The bonds will mature in May 2021 and have a coupon of 6.9% over 3 month NIBOR. The proceeds from the issuance were used to partly refinance GasLog’s existing bonds maturing in June 2018. Simultaneously with the aforementioned bond issuance, GasLog re-purchased and cancelled GasLog’s NOK 588 million of bonds from a total NOK 1 billion of bonds issued in June 27, 2013 and May 2, 2014 at a price of 103% of par value.

In addition, GasLog entered into three cross currency swaps (“CCSs”) to exchange interest payments and principal on maturity on the same terms as the NOK 750 million bonds, terminated three of its existing CCSs and decreased the notional amount of its remaining three CCSs to mirror the remaining NOK 412 million of bonds maturing in June 2018.

Delivery of the GasLog Glasgow

On June 30, 2016, GasLog took delivery of the GasLog Glasgow, an LNG carrier of 174,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. (“Samsung”). The vessel is chartered out to Methane Services Limited (“MSL”), a subsidiary of BG Group, now owned by Shell, from its delivery until 2026, with an option for the charterer to extend the terms of the charter at specified rates.

Charter Party Agreement with Total

On July 11, 2016, GasLog entered a time charter party agreement with Total to charter Hull No. 2801 for a period of seven years, commencing in mid-2018 at a date to be finalized ahead of the commencement of the charter. A further option period of three years has been granted at the charterer’s option. The vessel is currently under construction at Hyundai Heavy Industries Co., Ltd. (“Hyundai”) in South Korea and is due to be delivered in 2018.

Debt Refinancing

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1.05 billion (the “Legacy Facility Re-financing”) with a number of international banks. It is comprised of a five-year facility of up to $950.0 million and a revolving credit facility of up to $100.0 million. The vessels covered by the Legacy Facility Re-financing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citibank N.A, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction.

Swap Termination

On July 18, 2016, the Group terminated interest rate swap agreements with an aggregate notional value of $874.9 million, associated with the six legacy facilities being re-financed by the Legacy Facility Re-financing. Concomitantly, GasLog entered into new interest rate swap agreements with a notional value of $870.0 million in aggregate, maturing between 2020 and 2022.

Retirement of Chief Operating Officer

In June 2016, Graham Westgarth, GasLog’s Chief Operating Officer (“COO”) informed the board of directors of his intention to retire as of May 2017. We anticipate that Mr. Westgarth will be nominated, following his retirement, to serve on the GasLog Board as part of the 2017 Annual General Meeting. By the time of his retirement Mr. Westgarth will have been at GasLog for over four years in his role as COO and has been instrumental in supporting the growth of the business over that time, with a prime focus on the continuation of GasLog’s exceptional safety record and safe effective delivery of its newbuilds. Mr. Westgarth has worked in the global shipping industry in various roles for over forty years, and for five of those years also served as Chairman of INTERTANKO. A search for Mr. Westgarth’s successor is well underway and the retirement date of May 2017 ensures a prudent handover period.

GasLog Partners Equity Offering

On August 1, 2016, GasLog Partners announced that it has priced its public offering of 2,750,000 common units at a price to the public of $19.50 per common unit. The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital. We estimate that the gross proceeds from this offering will be $53.6 million (excluding $1.1 million from the sale of the general partner units to GasLog to maintain its 2.0% interest in the Partnership).

Financial Summary

In millions of U.S. dollars except per share data	For the three months ended
	June 30, 2015	June 30, 2016
Revenues	$104.4	$114.5
Profit	$16.7	$3.3
Adjusted Profit(1)	$10.9	$12.9
Profit/(loss) attributable to the owners of GasLog	$8.2	$(7.9)
EBITDA(1)	$66.5	$73.2
Adjusted EBITDA(1)	$64.5	$73.7
EPS	$0.07	$(0.13)
Adjusted EPS(1)	$0.00	$(0.01)

(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

2

There were 1,793 operating days for the quarter ended June 30, 2016, as compared to 1,464 operating days for the quarter ended June 30, 2015. The increase in operating days resulted mainly from the deliveries of the GasLog Salem on April 30, 2015, the GasLog Greece on March 29, 2016 and the GasLog Glasgow on June 30, 2016.

Profit was $3.3 million for the quarter ended June 30, 2016 ($16.7 million profit for the quarter ended June 30, 2015). This decrease in profit is mainly attributable to four factors: the increased loss on swaps derived from the movement in the fair value of interest rate swaps carried at fair value through profit or loss; the recycling of accumulated loss from equity to the statement of profit or loss related to the CCS agreements that were terminated or modified in June 2016; the increased financial costs derived mainly from the write-off of unamortized bond fees; and the premium as a result of the bond re-purchase. These factors were partially offset by a net increase in profit from operations resulting mainly from the increase in operating days mitigated by a lower daily hire rate affected by the vessels operating in the spot market.

Adjusted Profit(1) was $12.9 million for the quarter ended June 30, 2016 ($10.9 million for the quarter ended June 30, 2015) adjusted for the effects of the non-cash gain/loss on swaps, the write-off and accelerated amortization of unamortized bond fees and premium, as well as the net foreign exchange losses.

Loss attributable to the owners of GasLog was $7.9 million ($8.2 million profit for the quarter ended June 30, 2015). The decrease in profit attributable to the owners of GasLog resulted from the decrease in profit mentioned above and the increase in profit attributable to the non-controlling interest (GasLog Partners’ third party owners) for the three months ended June 30, 2016 following the dropdown of three vessels to GasLog Partners on July 1, 2015.

EBITDA(1) was $73.2 million for the quarter ended June 30, 2016 ($66.5 million for the quarter ended June 30, 2015).

Adjusted EBITDA(1) was $73.7 million for the quarter ended June 30, 2016 ($64.5 million for the quarter ended June 30, 2015).

EPS was a $0.13 loss for the quarter ended June 30, 2016 ($0.07 earnings for the quarter ended June 30, 2015). The decrease in EPS is mainly attributable to the decrease in profit and the increase in profit attributable to non-controlling unitholders of GasLog Partners following the dropdown of three vessels on July 1, 2015.

Adjusted EPS(1) was a $0.01 loss for the quarter ended June 30, 2016 ($0.00 for the quarter ended June 30, 2015). The decrease in Adjusted EPS is attributable to the decrease in profit and the increase in profit attributable to non-controlling interest in the quarter ended June 30, 2016.

Revenues were $114.5 million for the quarter ended June 30, 2016 ($104.4 million for the quarter ended June 30, 2015). The increase was mainly driven by the new deliveries in our fleet (GasLog Salem, GasLog Greece, GasLog Glasgow) and fewer off-hire days due to drydockings (one drydocking in the second quarter of 2016 as opposed to four for the same period in 2015).

Vessel operating and supervision costs were $28.0 million for the quarter ended June 30, 2016 ($26.5 million for the quarter ended June 30, 2015).

Voyage expenses and commissions were $3.3 million for the quarter ended June 30, 2016 ($3.4 million for the quarter ended June 30, 2015).

Depreciation of fixed assets was $29.5 million for the quarter ended June 30, 2016 ($27.3 million for the quarter ended June 30, 2015).

The increase in revenues, vessel operating and supervision costs, voyage expenses and commissions and depreciation of fixed assets was mainly attributable to the increase in operating and ownership days from our increased fleet as discussed above.

General and administrative expenses were $10.4 million for the quarter ended June 30, 2016 ($8.3 million for the quarter ended June 30, 2015). The increase is mainly attributable to a decrease in net foreign exchange gains, mainly due to the unfavorable movement of the EUR/USD and GBP/USD exchange rate in the three-month period ended June 30, 2016 as compared to the comparative period in 2015, partially offset by a decrease in legal fees and other professional services.

Financial costs were $31.5 million for the quarter ended June 30, 2016 ($24.2 million for the quarter ended June 30, 2015). An analysis of financial costs is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2015	June 30, 2016
Financial costs
Amortization and write-off of deferred loan/bond fees and premium	$3,053	$5,330
Interest expense on loans and realized loss on cash flow hedges	18,064	17,977
Interest expense on bond and realized loss on cross-currency swaps	2,825	2,831
Finance lease charge	—	2,720
Loss arising on bond re-purchase at a premium	—	2,120
Other financial costs	304	505
Total	$24,246	$31,483

Loss on swaps was $9.0 million for the quarter ended June 30, 2016 ($1.6 million gain for the quarter ended June 30, 2015). An analysis of (gain)/ loss on swaps is set forth below.

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(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2015	June 30, 2016
(Gain)/loss on swaps
Realized loss on interest rate swaps held for trading	$2,158	$1,740
Unrealized (gain)/loss on interest rate swaps held for trading	(4,079)	1,372
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	283	5,927
Total	$(1,638)	$9,039

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $412.5 million for the fiscal year 2015 to $482.9 million for the fiscal year 2017, based on contracts in effect as of June 30, 2016, without including any extension options. As of June 30, 2016, giving effect to the recently signed agreement with Total, the total future firm contracted revenue stood at $3.65 billion (1), including the eight vessels owned by GasLog Partners but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of June 30, 2016, GasLog had $192.6 million of cash and cash equivalents, of which $56.3 million was held in time deposits and the remaining balance in current accounts. As of June 30, 2016, GasLog had $25.1 million in restricted cash in relation to cash held in blocked accounts mainly in order to comply with the covenants under two of its credit facilities, $23.5 million of which was reclassified from restricted cash to cash and cash equivalents following the completion of the Legacy Facility Re-financing in July 2016.

As of June 30, 2016, GasLog had an aggregate of $2.4 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $179.4 million was repayable within one year, and a $220.8 million finance lease liability related to the sale and leaseback of the Methane Julia Louise.

As of June 30, 2016, there was undrawn availability of $1.0 billion under the debt financing agreement entered into on October 16, 2015 with 14 international banks to partially finance the delivery of our six remaining newbuildings expected to be delivered in 2016, 2018 and 2019.

On April 5, 2016, $395.4 million and $179.7 million under the senior and junior tranche, respectively, of the credit agreements that GasLog and GasLog Partners entered into on February 18, 2016, were drawn to partially refinance $644.0 million of the outstanding debt of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The senior tranche facility provides for four advances of $72.3 million and a fifth advance of $106.3 million that shall be repaid in 20 quarterly equal installments commencing three months after the drawdown date. The junior tranche facility provides for four advances of $29.9 million and a fifth advance of $59.9 million that shall be repaid in full 24 months after the drawdown date. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

As of June 30, 2016, GasLog’s current assets totalled $237.0 million while current liabilities totalled $268.9 million, resulting in a negative working capital position of $31.9 million. Current liabilities include $35.0 million of time charter hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

As of June 30, 2016, GasLog’s commitments for capital expenditures are related to the six LNG carriers on order, which have a gross aggregate contract price of approximately $1.23 billion. As of June 30, 2016, the total remaining balance of the contract prices of the six newbuildings was $1.1 billion that GasLog expects to be funded with the $1.0 billion undrawn amount under the financing agreement entered into on October 16, 2015, as well as cash balances and cash from operations.

GasLog has hedged 38.9% of its expected floating interest rate exposure on its outstanding debt (including the finance lease liability) at a weighted average interest rate of approximately 4.7% (including margin) as of June 30, 2016.

Future Deliveries

GasLog has four newbuildings on order at Samsung and two newbuildings on order at Hyundai. Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date
Hull No. 2102	Q3 2016
Hull No. 2103	Q4 2016
Hull No. 2130	Q1 2018
Hull No. 2800	Q1 2018
Hull No. 2801	Q1 2018
Hull No. 2131	Q1 2019

4

Our subsidiaries that own the vessels expected to be delivered in 2016 have signed seven-year time charters with MSL, a subsidiary of BG Group, now owned by Shell, at attractive rates. Our subsidiaries that own two of the vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019 have entered into 9.5 year time charters with MSL at similar rates. Finally, our subsidiary that owns the remaining vessel expected to be delivered in 2018 entered into a seven-year time charter with Total, also at attractive rates, in July 2016.

LNG Market Update and Outlook

Our demand outlook for LNG carriers with long-term charters remains positive. On July 11, 2016, we announced a new seven-year time charter with Total at a rate that is consistent with GasLog’s long-term charter rates, demonstrating the resilience of long-term rates against the volatility of the shorter-term market. We continue to see a number of tenders for multi-year charters for vessels, which will be used to transport volumes from new liquefaction facilities coming online over the coming years.

In the second quarter, there were several announcements highlighting the ongoing demand for LNG carriers. In May, PETRONAS’ floating liquefied natural gas (“FLNG”) facility was delivered for operation in Malaysia. The facility is the first of a number of FLNG projects that are scheduled to come online in the next few years. In June, Kinder Morgan received Federal Energy Regulatory Commission (“FERC”) approval for its Elba Island project (“Elba Island”). The 2.5 million tonnes per annum (“mtpa”) project is expected to come online in 2018 and is supported by a 20-year contract with Shell for 100% of the liquefaction capacity. Elba Island is one of several liquefaction projects that has not taken final investment decision (“FID”), but continues to make progress in the current commodity price environment. However, there have been other liquefaction projects, where timing of FID has been pushed back, such as Shell’s Lake Charles project.

The expanded Panama Canal also was completed in June 2016 and has seen a number of vessel transits since completion. The opening of the expanded canal, which accommodates larger vessels including LNG carriers, should stimulate increased LNG trading activity between the Pacific and Atlantic basins due to greater destination optionality. On July 25, 2016, the first ever LNG carrier transit went through the expanded canal as the Maran Gas Apollonia, which is on charter to Shell, entered the locks on the Atlantic side carrying a cargo from the US Gulf Coast to Asia. Three more LNG transits have been booked in the next month.

New liquefaction projects representing approximately 140 million tonnes per annum of capacity have taken FID and are scheduled to come online between now and 2020. On the demand side, there have been sizeable year-on-year increases in import volumes from many new and existing nations looking to take advantage of low cost LNG. For example, for the six months to June 30, 2016, China and India have imported 29% and 45% more LNG, respectively, versus the same period in 2015. New importers such as Jordan, Egypt, Pakistan, and Lithuania have seen imports rise significantly in 2016 through the use of floating storage re-gasification units (“FSRUs”), which are typically quicker to market and offer greater flexibility than land-based terminals. We expect FSRUs to create additional demand in both new and existing markets for the new LNG coming online.

In the shorter term market, spot market rates through 2016 have plateaued around multi-year lows. Whilst it is too early to predict a sustained increase in the spot market, there has been a marked uptick in spot charter terms in recent weeks, with slightly improved freight rates and the ability to achieve round-trip economics on a more frequent basis.

Conference Call

GasLog will host a conference call to discuss its results for the second quarter of 2016 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, August 4, 2016. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+ 1 855 537 5839 (USA)

+ 44 20 3107 0289 (United Kingdom)

+ 33 1 70 80 71 53 (France)

+ 852 3011 4522 (Hong Kong)

Passcode for the call is: 51023262

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Thursday, August 4, 2016, until 11:59 p.m. EDT (5:59 a.m. BST) on Thursday, August 11, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 51023262

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Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and June 30, 2016

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2015	June 30, 2016
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate and joint venture	6,274	6,257
Deferred financing costs	17,998	20,197
Other non-current assets	28,957	8,012
Derivative financial instruments	61	—
Tangible fixed assets	3,400,270	3,541,777
Vessels under construction	178,405	135,825
Vessel held under finance lease	—	225,861
Total non-current assets	3,641,476	3,947,440
Current assets
Trade and other receivables	16,079	8,701
Dividends receivable and due from related parties	1,345	1,932
Inventories	6,496	5,162
Prepayments and other current assets	2,519	3,592
Short-term investments	6,000	—
Restricted cash	62,718	25,052
Cash and cash equivalents	302,988	192,601
Total current assets	398,145	237,040
Total assets	4,039,621	4,184,480
Equity and liabilities
Equity
Preferred stock	46	46
Share capital	810	810
Contributed surplus	1,020,292	994,560
Reserves	(8,829)	(11,893)
Treasury shares	(12,491)	(11,065)
Retained earnings/(accumulated deficit)	1,846	(23,762)
Equity attributable to owners of the Group	1,001,674	948,696
Non-controlling interest	506,246	507,349
Total equity	1,507,920	1,456,045
Current liabilities
Trade accounts payable	12,391	7,090
Ship management creditors	3,524	213
Amounts due to related parties	163	98
Derivative financial instruments	14,243	13,911
Other payables and accruals	67,084	74,724
Borrowings, current portion	636,987	170,048
Finance lease liability, current portion	—	2,772
Total current liabilities	734,392	268,856
Non-current liabilities
Derivative financial instruments	58,531	40,879
Borrowings, non-current portion	1,737,500	2,199,672
Finance lease liability, non-current portion	—	218,015
Other non-current liabilities	1,278	1,013
Total non-current liabilities	1,797,309	2,459,579
Total equity and liabilities	4,039,621	4,184,480
7

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Revenues	104,440	114,474	201,766	218,851
Vessel operating and supervision costs	(26,521)	(27,964)	(48,415)	(56,421)
Voyage expenses and commissions	(3,426)	(3,256)	(6,155)	(8,519)
Depreciation of fixed assets	(27,274)	(29,484)	(49,969)	(57,648)
General and administrative expenses	(8,339)	(10,355)	(19,498)	(19,089)
Profit from operations	38,880	43,415	77,729	77,174

Financial costs	(24,246)	(31,483)	(42,774)	(60,662)
Financial income	86	124	149	326
Gain/(loss) on swaps	1,638	(9,039)	(5,341)	(19,453)
Share of profit of associate	343	329	790	663
Total other expenses, net	(22,179)	(40,069)	(47,176)	(79,126)
Profit/(loss) for the period	16,701	3,346	30,553	(1,952)
Attributable to:
Owners of the Group	8,240	(7,864)	12,582	(23,762)
Non-controlling interest	8,461	11,210	17,971	21,810
	16,701	3,346	30,553	(1,952)

Earnings/(loss) per share – basic and diluted	0.07	(0.13)	0.13	(0.36)
8

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2015	June 30, 2016
Cash flows from operating activities:
Profit/(loss) for the period	30,553	(1,952)
Adjustments for:
Depreciation of fixed assets	49,969	57,648
Share of profit of associate	(790)	(663)
Financial income	(149)	(326)
Financial costs	42,774	60,662
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments	(427)	119
Unrealized loss on interest rate swaps held for trading including ineffective portion of cash flow hedges	419	9,509
Recycled loss of cash flow hedges reclassified to profit or loss	567	6,276
Share-based compensation	1,274	1,800
	124,190	133,073
Movements in working capital	(10,244)	25,681
Cash provided by operations	113,946	158,754
Interest paid	(35,985)	(39,467)
Net cash provided by operating activities	77,961	119,287
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(679,129)	(390,202)
Dividends received from associate	1,675	1,038
Return of contributed capital from associate	—	137
Purchase of short-term investments	(18,592)	(1,500)
Maturity of short-term investments	44,007	7,500
Financial income received	136	330
Net cash used in investing activities	(651,903)	(382,697)
Cash flows from financing activities:
Proceeds from bank loans and bonds	606,000	991,284
Proceeds from sale and finance leaseback	—	217,000
Bank loans and bonds repayments	(39,824)	(988,562)
Payment for CCSs’ termination/modification	—	(31,986)
Payment for bond re-purchase at a premium	—	(2,120)
Payment of loan issuance costs	(5,166)	(21,186)
Payment of equity raising costs	(1,045)	—
(Increase)/decrease in restricted cash	(23,190)	37,711
Dividends paid	(37,193)	(48,285)
Payments for vessel held under finance lease	—	(714)
Net cash provided by financing activities	783,835	153,142
Effects of exchange rate changes on cash and cash equivalents	115	(119)
Increase/(decrease) in cash and cash equivalents	210,008	(110,387)
Cash and cash equivalents, beginning of the period	211,974	302,988
Cash and cash equivalents, end of the period	421,982	192,601
9

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses, and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

For the eight newbuilds, annualized in-built EBITDA during the period in which all eight newbuilds are operating under active charters, following the fixture of Hull 2801 to a subsidiary of Total Gas & Power Chartering Limited, is based on the following assumptions:

•	all eight newbuilds’ charters have commenced and none have expired or been terminated;
•	timely receipt of charter hire specified in the charter contracts;
•	utilization of 363 days per year and no drydocking;
•	vessel operating and supervision costs and charter commissions per current internal estimates; and
•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual EBITDA for the entities owning the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of the Company’s management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this press release are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2015	June 30, 2016
Profit for the period	16,701	3,346
Depreciation of fixed assets	27,274	29,484
Financial costs	24,246	31,483
Financial income	(86)	(124)
(Gain)/loss on swaps	(1,638)	9,039
EBITDA	66,497	73,228
Foreign exchange (gains)/losses, net	(2,002)	442
Adjusted EBITDA	64,495	73,670

10

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2015	June 30, 2016
Profit for the period	16,701	3,346
Non-cash (gain)/loss on swaps	(3,796)	7,299
Write-off of unamortized bond fees and premium	—	1,836
Foreign exchange (gains)/losses, net	(2,002)	442
Adjusted Profit	10,903	12,923

Reconciliation of Adjusted Earnings/(Loss) Per Share to Earnings/(Loss) Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	June 30, 2015	June 30, 2016
Profit/(loss) for the period attributable to owners of the Group	8,240	(7,864)
Less:
Dividend on preferred stock	(2,348)	(2,516)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	5,892	(10,380)
Weighted average number of shares outstanding, basic	80,496,499	80,535,156
Earnings/(loss) per share	0.07	(0.13)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	5,892	(10,380)
Plus:
Non-cash (gain)/loss on swaps	(3,796)	7,299
Write-off of unamortized bond fees and premium	—	1,836
Foreign exchange (gains)/losses, net	(2,002)	442
Adjusted profit/(loss) attributable to owners of the Group	94	(803)
Weighted average number of shares outstanding, basic	80,496,499	80,535,156
Adjusted earnings/(loss) per share	0.00	(0.01)
11